Exhibit 99.1

MEDIROM Healthcare Technologies Inc. Announces

Proposed Sale of Convertible Corporate Bonds and

Capital Alliance with Kufu Company Inc.

New York/December 9, 2022 – MEDIROM Healthcare Technologies Inc. (Nasdaq CM: MRM), a holistic healthcare company based in Japan (the “Company”), today announced the entry into the First Unsecured Convertible-Type Corporate Bonds with Share Options Purchase Agreement (the “Purchase Agreement”), dated as of December 9, 2022 with Kufu Company Inc., a corporation organized under the laws of Japan, as bond holder and purchaser (the “Bond Holder”), in connection with a proposed sale and issuance of JPY 500,000,000 aggregate principal amount of the Company’s convertible corporate bonds (the “Bonds”) due 2027. In connection with the proposed sale of the Bonds, the Company and the Bond Holder also entered into a framework agreement with respect to business opportunities related to the Company’s relaxation salon business and MOTHER Bracelet®, the smart tracker developed by the Company.

Convertible Corporate Bonds

The proposed sale of the Bonds is expected to close on December 28, 2022 (the “Closing Date”), upon which the Bonds will be issued to the Bond Holder under the Terms of First Unsecured Convertible-Type Corporate Bonds with Share Options Purchase Agreement of the Company pursuant to the Companies Act of Japan (the “Indenture”). According to the Indenture, the Bonds will be unsecured, accrue interest at a rate of 5.0% per annum, payable on June 30, 2023 and semi-annually thereafter, and will mature on December 28, 2027 (the “Maturity Date”), unless earlier redeemed or converted. At any time between the six-month anniversary date of the Closing Date (the “Conversion Start Date”) and before the close of business on the Maturity Date, the Bond Holder may convert the Bonds at its option, in whole or in part, into the common shares, no par value, of the Company (the “Common Shares”), at the conversion price, which is equal to the product of (a) the one-month average trading price of the American Depository Shares (“ADSs,” and each, an “ADS”), each ADS representing one Common Share, on the Nasdaq Capital Market, prior to December 9, 2022, multiplied by (b) 0.95, subject to other customary adjustments upon the occurrence of certain events. The Bond Holder may also exercise its put option to demand the redemption of the Bonds by the Company, in whole or in part, any time after the Conversion Start Date. Additionally, according to the Indenture, the Bond Holder will have the right to exercise its put option, or to convert the Bonds into the Common Shares, in each case in whole or in part, prior to the Conversion Start Date, upon the occurrence of, among other things, either of the following: (i) ADSs becoming subject to delisting from the Nasdaq Capital Market; (ii) the Company becoming delinquent with respect to its reporting obligations, (iii) bankruptcy of the Company, (iv) insolvency of the Company, and (v) the Company incurring consecutive operating loss for the years ending December 31, 2022 and 2023.

Pursuant to the Purchase Agreement, the closing is subject to the following conditions precedent: (i) an extension of certain exclusivity provisions under the Development and Production Agreement, dated as of August 4, 2020, as further amended by the Amendment to Development and Production Agreement, dated as of February 15, 2022, by and between the Company and Matrix Industries, Inc., and (ii) the timely public disclosure of the Company’s interim financial results for the six months ended June 30, 2022. The Purchase Agreement also contains other customary conditions precedent. According to the terms of the Purchase Agreement and Indenture, the Bonds will contain customary terms and covenants, including that upon certain events of default accruing and continuing, the principal amount of, and all accrued and unpaid interest on, all of the Bonds then outstanding will immediately become due and payable without any further action or notice by any party.

The gross proceeds from the sale of the Bonds are expected to be JPY 500,000,000. The Company intends to use the proceeds from the sale of the Bonds to continue developing MOTHER Bracelet®, analyze data obtained by MOTHER Bracelet®, and for other purposes to be agreed upon between the Company and the Bond Holder. The Company has not determined the amount of proceeds to be used specifically for the foregoing purposes.

The Bonds will be issued and sold, and the Common Shares issuable upon the conversion of the Bonds may be issued, outside the United States in reliance upon the safe harbor provided by Regulation S promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Bonds, the Common Shares issuable upon the conversion of the Bonds, and any ADSs that may represent such Common Shares issuable upon the conversion of the Bonds have not been registered under the Securities Act, or any other securities laws, and may not be offered or sold in the United States absent registration or applicable exemption from registration requirements. This press release does not constitute an offer to sell, or the solicitation of an offer to buy, any of the Bonds, the Common Shares issuable upon the conversion of the Bonds, or any ADSs that may represent such Common Shares issuable upon the conversion of the Bonds, nor will there be any sale of the Bonds, such Common Shares, or such ADSs in any state or other jurisdiction in which such offer, sale or solicitation would be unlawful.

Capital Alliance with Kufu Company Inc.

In connection with the proposed sale of the Bonds, the Company and the Bond Holder also entered into a Capital Alliance Agreement (the “Capital Alliance Agreement”), which will become effective on the Closing Date. The Capital Alliance Agreement sets out the framework under which the Company and the Bond Holder will jointly evaluate opportunities related to the Company’s relaxation salon business and MOTHER Bracelet®, the smart tracker developed by the Company. Under the Capital Alliance Agreement, the Company and the Bond Holder may enter into a separate agreement to set out the scope and details of a strategic partnership to further explore certain business opportunities together, without any obligation on either party to do so. The Capital Alliance Agreement also contains anti-dilution provision for the Bond Holder in the event of new Common Share issuance by the Company, and grants to the Bond Holder certain board observer rights and information and access right.

About MOTHER Bracelet®

MOTHER Bracelet® is the world’s first smart bracelet equipped with the patented “thermoelectric energy” technology, which allows the device to be powered and driven semi-permanently by the body heat of its wearer, eliminating the need for separate charging. The Company believes that MOTHER Bracelet is currently the only activity tracker designed to measure heart rate, body temperature, activity, sleep, and calories burned 24 hours a day, 365 days a year, without the need to remove for charging.

About MEDIROM Healthcare Technologies Inc.

MEDIROM, a holistic healthcare company, operates 313 (as of October 31, 2022) relaxation salons across Japan, Re.Ra.Ku®, being its leading brand, and provides healthcare services. In 2015, MEDIROM entered the health tech business, and launched new healthcare programs using on-demand training app called “Lav®”, which is developed by the Company. MEDIROM also entered the device business in 2020 and has developed a smart tracker “MOTHER Bracelet®”. MEDIROM hopes that its diverse health related services and products offering will help it collect and manage healthcare data from users and customers and enable it to become a leader in big data in the healthcare industry. For more information, visit https://medirom.co.jp/en

About Kufu Company Inc.

Kufu Company Inc. is a holding company of Kufu group companies. Kufu group companies mainly conduct “Daily Life Business” such as providing shopping information and lifestyle information, and “Life Event Business” such as providing home and estate information and wedding information. Kufu group supports all users at every aspect from “Daily Life” to “Life Event” under the concept of “user first”. Kufu group provides information and the service optimized in a sphere of life and the community of individual users.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements for purposes of the safe harbor provisions under the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include estimates or expectations about the Company’s possible or assumed operational results, financial condition, business strategies and plans, market opportunities, competitive position, industry environment, and potential growth opportunities. In some cases, forward-looking statements can be identified by terms such as “may,” “will,” “should,” “design,” “target,” “aim,” “hope,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “project,” “potential,” “goal,” or other words that convey the uncertainty of future events or outcomes. These statements relate to future events or to the Company’s future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond the Company’s control and which could, and likely will, materially affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects the Company’s current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to the Company’s operations, results of operations, growth strategy and liquidity. The Company assumes no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

■Contacts

Investor Relations Team

ir@medirom.co.jp

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